As filed with the Securities and Exchange Commission on August 7, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PGIM Private Credit Fund

(Name of Issuer)

PGIM Private Credit Fund

(Names of Filing Persons (Offeror and Issuer))

Class I Shares of Beneficial Interest, Par Value $0.01 per

Share

(Title of Class of Securities)

71710E309

(CUSIP Number of Class of Securities)

Class D Shares of Beneficial Interest, Par Value $0.01

per Share

(Title of Class of Securities)

71710E200

(CUSIP Number of Class of Securities)

Class S Shares of Beneficial Interest, Par Value $0.01

per Share (Title of Class of Securities)

71710E101

(CUSIP Number of Class of Securities)

Claudia DiGiacomo, Esq.

PGIM Investments LLC

655 Broad Street, Newark, NJ 07102-4410

973-802-5032

(Name, Address and Telephone No. of Person Authorized

to Receive Notices and Communications on Behalf of Filing Person)

With copies to:
Benjamin C. Wells, Esq.	Ryan P. Brizek, Esq.
Jacqueline Edwards, Esq.	Simpson Thacher & Bartlett LLP
Simpson Thacher & Bartlett LLP	900 G Street, N.W.
425 Lexington Avenue	Washington, DC 20001
New York, New York 10017

□Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

□third-party tender offer subject to Rule 14d-1.

☒issuer tender offer subject to Rule 13e-4.

□going-private transaction subject to Rule 13e-3.

□amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

□Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

□Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on June 27, 2025 by PGIM Private Credit Fund (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase up to 292,814 of its outstanding shares of beneficial interest (including Class I common shares of beneficial interest, Class S common shares of beneficial interest, and Class D common shares of beneficial interest, the “Shares”) at a price equal to the net asset value per Share as of June 30, 2025 (the “Valuation Date”), upon the terms and subject to the conditions contained in the Offer to Purchase dated June 27, 2025 (the “Offer to Purchase”) and the related Letter of Transmittal.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.The Offer expired at 11:59 p.m., Eastern Time, on July 28, 2025.

2. 11,952.248 Class I Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer.

3.The Class I Shares were repurchased at a price of $24.78 per Share as of 11:59 p.m., Eastern time, on July 28, 2025.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PGIM PRIVATE CREDIT FUND

By:	/s/ George Hoyt
Name:	George Hoyt
Title:	Assistant Secretary

Dated: August 7, 2025

EXHIBIT INDEX

Exhibit
107	Calculation of Filing Fee Table.